Exhibit 99.1

AMAZON.COM RELEASES 2001 FIRST QUARTER RESULTS

Net Sales Up 22% -- Strong Sales in Electronics and International;
Gross Profit Up 43%;
Company Takes Previously Announced Restructuring Charges

SEATTLE – (Business Wire) – April 24, 2001 – Amazon.com, Inc. (NASDAQ: AMZN) today announced financial results for the first quarter ended March 31, 2001. Net sales were at the top end of the company’s guidance, increasing 22 percent to $700 million, compared with $574 million in the first quarter of 2000. Gross profit for the quarter was $183 million, compared with $128 million for the first quarter of 2000, an increase of 43 percent. With another quarter of strong revenue growth, Electronics remained the company’s second-biggest U.S. store, while net sales from Amazon.com’s four international sites rose to $132 million, an increase of 76 percent from the first quarter of 2000.

Pro forma operating loss was $49 million in the first quarter of 2001, compared with a pro forma operating loss of $99 million in the first quarter of 2000. This marks the fifth sequential quarter in which pro forma absolute dollar operating losses have declined. The company posted a pro forma net loss of $0.21 per share, compared with $0.35 per share in the prior year quarter. A detailed reconciliation of GAAP to pro forma is included with the attached financial statements.

Net loss (GAAP) for the quarter was $234 million, or $0.66 per share. Excluding $114 million, which represents this quarter’s portion of previously announced restructuring and other charges, and excluding a net gain of $23 million for certain other items, the net loss for the quarter would have been $143 million, or $0.40 per share. First quarter 2000 net loss was $308 million, or $0.90 per share. Amazon.com ended the quarter with $643 million in cash and marketable securities.

“This was another quarter of significant progress for Amazon.com -- we are on track to reach our objective of pro forma operating profitability in the coming December quarter,” said Warren Jenson, Amazon.com’s chief financial officer.

“We’re working hard every day to innovate, making Amazon.com even better for customers, and we’re grateful for their response. Cumulative customer accounts grew to over 32 million, which includes 6 million international customers,” said Jeff Bezos, founder and CEO of Amazon.com. “Again this quarter our customers responded with particularly strong purchase levels in our electronics, tools and kitchen stores and from our international sites.”

On January 30, 2001, the company announced a reduction in its corporate staffing and a consolidation of its fulfillment and customer service center networks. The company took restructuring and other charges of $114 million during the first quarter of 2001, and expects to take additional restructuring and other charges of over $50 million during the second quarter of the year.

Highlights of First Quarter Results (all comparisons are with the prior year quarter)

  Net sales rose 22% to $700 million.

  Gross profit increased 43% to $183 million.
  Worldwide, 3 million new customers ordered, including 1 million new International customers.
  Pro forma loss from operations was $49 million, or 7% of net sales, compared with $99 million, or 17% of net sales.
  Pro forma net loss was $0.21 per share, compared with $0.35 per share.
  Net loss (GAAP) was $234 million, or $0.66 per share, down from $308 million, or $0.90 per share, an improvement of more than 24%. Excluding $114 million for this quarter’s portion of previously announced restructuring and other charges, and excluding a net gain of $23 million for certain other items, the net loss would have been $143 million, or $0.40 per share.
  Cash and marketable securities were $643 million at March 31, 2001.

Pro forma information regarding Amazon.com’s results from operations is provided as a complement to results provided in accordance with accounting principles generally accepted in the United States (GAAP). Pro forma operating loss excludes stock-based compensation costs, amortization of goodwill and other intangibles, and impairment-related and other costs (including restructuring and other charges). Management measures the progress of the business using this pro forma information.

Pro forma net loss excludes stock-based compensation costs, amortization of goodwill and other intangibles, impairment-related and other costs (including restructuring and other charges), non-cash gains and losses, equity in losses of equity-method investees, and the cumulative effect of change in accounting principle.

Operational Highlights

  Amazon.com and Borders Group, Inc., (NYSE: BGP) announced an agreement to re-launch Borders.com as a co-branded Web site powered by Amazon.com’s e-commerce platform.
  Amazon Marketplace gross merchandise sales in March 2001 nearly doubled over December 2000, and over a quarter of a million Amazon.com customers have already made at least one purchase from Amazon Marketplace, a new service that allows customers to buy and sell used and collectible items directly from Amazon.com’s product detail pages.
  Amazon.com launched the Amazon Honor System (www.amazon.com/honor), now with over 1,000 participating Web sites, enabling online visitors to easily “tip” their favorite sites or to pay for access to premium content.
  Amazon.com’s Worldwide Digital Group launched three new initiatives: a Software Downloads store (www.amazon.com/software); a global alliance to offer the Adobe (NASDAQ: ADBE) Acrobat eBook Reader™ software in Amazon.com’s e-Books store (www.amazon.com/ebooks), which offers nearly 2,000 Adobe Portable Document Format-based eBooks; and a new free music downloads community (www.amazon.com/music-downloads), designed to help fans discover the music of major-label and independent artists through thousands of free MP3 and Liquid Audio downloads and artist uploads.
  The Trilogy/Fortune Survey on Customer Relations 2001 named Amazon.com the best non-Fortune 500 company overall at managing customer relations.

Business Outlook

The following forward-looking statements reflect Amazon.com’s expectations as of April 24, 2001. Given the potential changes in general economic conditions and consumer spending, the emerging nature of online retail, and the various other risk factors discussed below, actual results may differ materially. The company intends to continue its practice of not updating forward-looking statements other than in publicly available statements.

Second Quarter 2001 Expectations

  Net sales are expected to be between $650 million and $700 million.
  Gross margin is expected to be between 23 and 26 percent of net sales.

  Absolute pro forma operating losses are expected to be flat to slightly improved from the first quarter of 2001.
  Cash and marketable securities are expected to be approximately $600 million as of June 30, 2001, and approximately $900 million at December 31, 2001.

Full Year 2001 Expectations

  Net sales are expected to increase between 20 and 30 percent over 2000.
  Pro forma operating losses are expected to be between 3 and 6 percent of net sales for the year, with pro forma operating profitability expected in the fourth quarter.
  Cash and marketable securities are expected to be approximately $900 million at December 31, 2001.
These forward-looking statements are inherently difficult to predict. Actual results could differ materially for a variety of reasons, including, among others, the rate of growth of the Internet and online commerce, customer spending patterns, the amount that Amazon.com invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared to services, risks of inventory management, the degree to which the company enters into service relationships and other strategic transactions, fluctuations in the value of securities and non-cash payments Amazon.com receives in connection with such transactions, and risks of fulfillment throughput and productivity. Other risks and uncertainties include, among others, Amazon.com’s anticipated losses, significant amount of indebtedness, competition, seasonality, potential fluctuations in operating results, management of potential growth, system interruption, consumer trends, fulfillment center optimization, inventory, limited operating history, fraud and Amazon Payments, and new business areas, international expansion, business combinations, strategic alliances and strategic partnerships. More information about factors that potentially could affect Amazon.com’s financial results is included in Amazon.com’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000.

Conference Call

A conference call to discuss first quarter 2001 financial results and 2001 business outlook will be Webcast live on Tuesday, April 24, 2001, at 5:00 p.m. EDT/2:00 p.m. PDT. This conference call will be available at www.amazon.com/ir through June 30, 2001, and will contain forward-looking statements and other material information.

About Amazon.com

Amazon.com (Nasdaq: AMZN) opened its virtual doors on the World Wide Web in July 1995 and today offers Earth’s Biggest Selection, along with online auctions and free electronic greeting cards. Amazon.com seeks to be the world’s most customer-centric company, where customers can find and discover anything they might want to buy online. Amazon.com lists millions of unique items in categories such as electronics, kitchen and housewares, books, music, DVDs, videos, camera and photo items, toys, software, computer and video games, tools and hardware, outdoor living and wireless products. Through Amazon.com zShops, any business or individual can sell virtually anything to Amazon.com’s over 32 million cumulative customers, and with Amazon Payments, sellers can accept credit card transactions, avoiding the hassles of offline payments.

Amazon.com operates four international Web sites: www.amazon.fr, www.amazon.co.uk, www.amazon.de and www.amazon.co.jp. It also operates the Internet Movie Database (www.imdb.com), the Web’s comprehensive and authoritative source of information on more than 250,000 movies and entertainment titles and one million cast and crew members dating from the birth of film in 1891 to 2003.

Amazon.com Contacts
For Investors and Analysts-	For Media-
Tim Halladay	Bill Curry
Investor Relations	Public Relations
(206) 266–2171	(206) 266–7180
ir@amazon.com

AMAZON.COM, INC.
Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended
	March 31,

	2001	2000

Net sales	$700,356	$573,889
Cost of sales	517,759	445,755

Gross profit	182,597	128,134

Operating expenses:
Fulfillment	98,248	99,463
Marketing	36,638	40,648
Technology and content	70,284	61,244
General and administrative	26,028	26,045
Stock-based compensation	2,916	13,652
Amortization of goodwill and other intangibles	50,831	82,955
Impairment-related and other	114,260	2,019

Total operating expenses	399,205	326,026

Loss from operations	(216,608)	(197,892)

Interest income	9,950	10,126
Interest expense	(33,748)	(27,621)
Other expense, net	(3,884)	(4,774)
Non-cash gains and losses, net	33,857	-

Net interest income (expense) and other	6,175	(22,269)

Loss before equity in losses of equity-method investees	(210,433)	(220,161)

Equity in losses of equity-method investees, net	(13,175)	(88,264)

Net loss before change in accounting principle	(223,608)	(308,425)

Cumulative effect of change in accounting principle	(10,523)	-

Net loss	$(234,131)	$(308,425)

Basic and diluted loss per share:
Prior to cumulative effect of change in accounting principle	$(0.63)	$(0.90)
Cumulative effect of change in accounting principle	(0.03)	-

	$(0.66)	$(0.90)

Shares used in computation of basic
and diluted loss per share	357,424	343,884

Note: The attached "Financial and Operational Highlights" are an integral part of the press release financial statements.

AMAZON.COM, INC.
Pro Forma Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31, 2001			Three Months Ended March 31, 2000

		Pro Forma			Pro Forma
	As Reported	Adjustments	Pro Forma	As Reported	Adjustments	Pro Forma

Net sales	$700,356	-	$700,356	$573,889	-	$573,889
Cost of sales	517,759	-	517,759	445,755	-	445,755

Gross profit	182,597	-	182,597	128,134	-	128,134

Operating expenses:
Fulfillment	98,248	-	98,248	99,463	-	99,463
Marketing	36,638	-	36,638	40,648	-	40,648
Technology and content	70,284	-	70,284	61,244	-	61,244
General and administrative	26,028	-	26,028	26,045	-	26,045
Stock-based compensation	2,916	(2,916)	-	13,652	(13,652)	-
Amortization of goodwill and other intangibles	50,831	(50,831)	-	82,955	(82,955)	-
Impairment-related and other	114,260	(114,260)	-	2,019	(2,019)	-

	399,205	(168,007)	231,198	326,026	(98,626)	227,400

Loss from operations	(216,608)	168,007	(48,601)	(197,892)	98,626	(99,266)

Interest income	9,950	-	9,950	10,126	-	10,126
Interest expense	(33,748)	-	(33,748)	(27,621)	-	(27,621)
Other expense, net	(3,884)	-	(3,884)	(4,774)	-	(4,774)
Non-cash gains and losses, net	33,857	(33,857)	-	-	-	-

	6,175	(33,857)	(27,682)	(22,269)	-	(22,269)

Loss before equity in losses of equity-method investees	(210,433)	134,150	(76,283)	(220,161)	98,626	(121,535)

Equity in losses of equity-method investees, net	(13,175)	13,175	-	(88,264)	88,264	-

Net loss before change in accounting principle	(223,608)	147,325	(76,283)	(308,425)	186,890	(121,535)

Cumulative effect of change in accounting principle	(10,523)	10,523	-	-	-	-

Net loss	$(234,131)	$157,848	$(76,283)	$(308,425)	$186,890	$(121,535)

Basic and diluted loss per share:
Prior to cumulative effect of change in accounting principle	$(0.63)		$(0.21)	$(0.90)		$(0.35)
Cumulative effect of change in accounting principle	(0.03)		-	-		-

	$(0.66)		$(0.21)	$(0.90)		$(0.35)

Shares used in computation of basic
and diluted loss per share	357,424		357,424	343,884		343,884

Note: The attached "Financial and Operational Highlights" are an integral part of the press release financial statements.

AMAZON.COM, INC.
Segment Information
(in thousands)
(unaudited)

	Three Months Ended March 31, 2001

	U.S. Retail

	Books, Musicand DVD/Video	Electronics, Tools and Kitchen
			Total	International	Services	Consolidated

Net sales	$409,586	$116,507	$526,093	$132,105	$42,158	$700,356
Gross profit	109,119	17,220	126,339	28,050	28,208	182,597
Pro forma income (loss) from operations	27,625	(45,833)	(18,208)	(34,569)	4,176	(48,601)
Other non-cash operating expenses						(168,007)
Net interest expense and other						6,175
Equity in losses of equity-method investees, net						(13,175)
Cumulative effect of change in accounting principle						(10,523)

Net loss						$(234,131)

Segment highlights:
Y / Y net sales growth	2%	56%	11%	76%	85%	22%
Y / Y gross profit growth	32%	144%	41%	75%	27%	43%
Gross margin	27%	15%	24%	21%	67%	26%
Pro forma operating margin	7%	(39%)	(3%)	(26%)	10%	(7%)

	Three Months Ended March 31, 2000

	U.S. Retail

	Books, Music and DVD/Video	Electronics, Tools and Kitchen	Total	International	Services	Consolidated

Net sales	$401,415	$74,596	$476,011	$75,132	$22,746	$573,889
Gross profit	82,855	7,059	89,914	16,036	22,184	128,134
Pro forma loss from operations	(2,425)	(67,249)	(69,674)	(27,448)	(2,144)	(99,266)
Other non-cash operating expenses						(98,626)
Net interest expense and other						(22,269)
Equity in losses of equity-method investees, net						(88,264)
Cumulative effect of change in accounting principle						-
Net loss						$(308,425)

Segment highlights:
Y / Y net sales growth	50%	N/A	78%	192%	N/A	95%
Y / Y gross profit growth	40%	N/A	51%	211%	N/A	98%
Gross margin	21%	9%	19%	21%	98%	22%
Pro forma operating margin	(1%)	(90%)	(15%)	(37%)	(9%)	(17%)

Note: The attached "Financial and Operational Highlights" are an integral part of the press release financial statements.

AMAZON.COM, INC.
Balance Sheets
(in thousands, except per share data)
(unaudited)

	MARCH 31,	DECEMBER 31,
	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	$446,944	$822,435
Marketable securities	196,029	278,087
Inventories	155,562	174,563
Prepaid expenses and other current assets	57,175	86,044

Total current assets	855,710	1,361,129

Fixed assets, net	304,179	366,416
Goodwill, net	123,996	158,990
Other intangibles, net	80,424	96,335
Investments in equity-method investees	22,539	52,073
Other equity investments	28,503	40,177
Other assets	54,804	60,049

Total assets	$1,470,155	$2,135,169

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$257,411	$485,383
Accrued expenses and other current liabilities	217,613	272,683
Unearned revenue	93,661	131,117
Interest payable	16,720	69,196
Current portion of long-term debt and other	19,305	16,577

Total current liabilities	604,710	974,956

Long-term debt and other	2,118,856	2,127,464

Commitments and contingencies

Stockholders' deficit:
Preferred stock, $0.01 par value:
Authorized shares -- 500,000
Issued and outstanding shares -- none	-	-
Common stock, $0.01 par value:
Authorized shares -- 5,000,000
Issued and outstanding shares -- 358,847 and 357,140
shares at March 31, 2001 and December 31, 2000, respectively	3,588	3,571
Additional paid-in capital	1,344,083	1,338,303
Deferred Stock-based compensation	(10,532)	(13,448)
Accumulated other comprehensive loss	(63,118)	(2,376)
Accumulated deficit	(2,527,432)	(2,293,301)

Total stockholders' deficit	(1,253,411)	(967,251)

Total liabilities and stockholders' deficit	$1,470,155	$2,135,169

Note: The attached "Financial and Operational Highlights" are an integral part of the press release financial statements.

AMAZON.COM, INC.
Statements of Cash Flows
(in thousands)
(unaudited)

	THREE MONTHS ENDED
	MARCH 31,

	2001	2000

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$822,435	$133,309
OPERATING ACTIVITIES:
Net loss	(234,131)	(308,425)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation of fixed assets	23,073	18,180
Stock-based compensation	2,916	13,652
Equity in losses of equity-method investees, net	13,175	88,264
Amortization of goodwill and other intangibles	50,831	82,955
Non-cash impairment-related and other costs	62,004	2,019
Amortization of previously unearned revenue	(33,392)	(18,485)
Loss (gain) on sale of marketable securities	27	(2,600)
Non-cash gains and losses, net	(33,857)	-
Non-cash interest expense and other	6,572	5,881
Cumulative effect of change in accounting principle	10,523	-
Changes in operating assets and liabilities:
Inventories	19,823	48,389
Prepaid expenses and other current assets	27,334	(3,067)
Accounts payable	(229,758)	(207,229)
Accrued expenses and other current liabilities	(57,762)	(31,538)
Unearned revenue	18,005	614
Interest payable	(52,367)	(8,988)

Net cash used in operating activities	(406,984)	(320,378)

INVESTING ACTIVITIES:
Sales and maturities of marketable securities	94,366	380,345
Purchases of marketable securities	(30,378)	(28,856)
Purchases of fixed assets	(19,437)	(26,601)
Investments in equity-method investees and other investments	-	(47,487)

Net cash provided by investing activities	44,551	277,401

FINANCING ACTIVITIES:
Proceeds from exercise of stock options	5,833	21,359
Proceeds from long-term debt and other	10,000	679,374
Repayment of long-term debt and other	(4,575)	(4,023)
Financing costs	-	(15,895)

Net cash provided by financing activities	11,258	680,815
Effect of exchange rate changes on cash and cash equivalents	(24,316)	(16,014)

Net increase (decrease) in cash and cash equivalents	(375,491)	621,824

CASH AND CASH EQUIVALENTS, END OF PERIOD	$446,944	$755,133

SUPPLEMENTAL CASH FLOW INFORMATION:
Fixed assets acquired under capital leases	$2,298	$3,502
Fixed assets acquired under financing agreements	-	4,551
Equity securities received for commercial agreements	331	97,839
Cash paid for interest	86,224	35,835

Note: The attached "Financial and Operational Highlights" are an integral part of the press release financial statements.

AMAZON.COM, INC.
Supplemental Financial Information and Business Metrics
(in millions, except per share, inventory turnover, cost per new customer, and net sales per active customer data)
(unaudited)

		2000					Y / Y

	Q4 1999	Q1	Q2	Q3	Q4	Q1 2001	Growth %

Results of Operations

Net sales	$676	$574	$578	$638	$972	$700	22%
Net sales -- trailing twelve months (TTM)	$1,640	$1,920	$2,184	$2,466	$2,762	$2,888	50%

Gross profit	$88	$128	$136	$167	$224	$183	43%
Gross margin -- % of net sales	13.0%	22.3%	23.5%	26.2%	23.1%	26.1%	N/A

Fulfillment costs -- % of net sales	15.8%	17.3%	15.2%	15.1%	13.5%	14.0%	N/A

Pro forma operating loss	$(175)	$(99)	$(89)	$(68)	$(60)	$(49)	(51%)
Pro forma operating loss -- % of net sales	(25.9%)	(17.3%)	(15.5%)	(10.7%)	(6.2%)	(6.9%)	N/A

Pro forma net loss	$(185)	$(122)	$(116)	$(89)	$(90)	$(76)	(38%)
Pro forma net loss per share	$(0.55)	$(0.35)	$(0.33)	$(0.25)	$(0.25)	$(0.21)	(40%)

GAAP net loss	$(323)	$(308)	$(317)	$(241)	$(545)	$(234)	(24%)
GAAP net loss per share	$(0.96)	$(0.90)	$(0.91)	$(0.68)	$(1.53)	$(0.66)	(27%)

U.S. books, music and DVD/video pro forma operating income (loss) -- % of
U.S. books, music and DVD/video net sales	(4%)	(1%)	3%	6%	8%	7%	N/A

U.S. electronics, tools and kitchen pro forma operating loss -- % of
U.S. electronics, tools and kitchen net sales	(78%)	(90%)	(75%)	(62%)	(33%)	(39%)	N/A

U.S. retail pro forma operating loss -- % of U.S. retail net sales	(21%)	(15%)	(12%)	(7%)	(5%)	(3%)	N/A

International pro forma operating loss -- % of international net sales	(43%)	(37%)	(47%)	(45%)	(30%)	(26%)	N/A

Services pro forma operating income (loss) -- % of services net sales	(238%)	(9%)	15%	14%	18%	10%	N/A

Customer Data

New customers	3.8	3.1	2.5	2.9	4.1	3.0	(3%)
Cumulative customers	16.9	20.0	22.5	25.4	29.5	32.5	63%
Active customers -- TTM	14.1	15.9	17.0	18.2	19.8	20.5	29%

New customers -- international	0.6	0.6	0.6	0.9	1.1	1.0	67%
Cumulative customers -- international	1.8	2.4	3.0	3.9	5.0	6.0	150%
Active customers – international -- TTM	1.7	2.2	2.7	3.3	4.2	4.9	123%

Cost per new customer	$19	$13	$17	$15	$13	$12	(8%)

Net sales (excluding catalog sales and inventory sales to toysrus.com) per	$113	$117	$125	$130	$134	$135	15%
active customer – TTM

U.S. customers purchasing from non-books, music and DVD/video stores	24%	11%	13%	14%	36%	19%	N/A

Balance Sheet

Cash and marketable securities	$706	$1,009	$908	$900	$1,101	$643	(36%)

Inventory, net	$221	$172	$172	$164	$175	$156	(10%)
Inventory -- % of net sales	33%	30%	30%	26%	18%	22%	N/A
Inventory turnover – annualized	13.9	9.1	10.3	11.2	17.7	12.6	38%

Fixed assets, net	$318	$334	$344	$352	$366	$304	(9%)

Cash Flows

Cash generated by (used in) operations	$32	$(320)	$(54)	$(4)	$248	$(407)	27%

Purchases of fixed assets	$(105)	$(27)	$(29)	$(42)	$(37)	$(19)	(30%)

     AMAZON.COM, INC.
Financial and Operational Highlights
First Quarter 2001
(unaudited)

Results of Operations (all comparisons are to the prior year quarter)

Net Sales

  Orders from repeat customers represented 78% of total, up from 76%.
  Shipping revenue across all segments was approximately $82 million, up from $75 million.
  Cash-based portion of Services revenues was approximately 79%, up from 25%.
  Sales to customers outside the U.S., including export sales from www.amazon.com, increased to approximately 26% of net sales, from approximately 24% of net sales.

Gross Profit

  Gross margin, excluding the results of our Services segment, would have been 23%, up from 19%.
  Shipping gross loss was approximately $5 million, down from slightly positive. We will continue to offer shipping promotions to our customers; accordingly, shipping gross margins may fluctuate.

Fulfillment

  Fulfillment costs represent those costs incurred in operating and staffing our fulfillment and customer service centers, including costs attributable to receiving, inspecting and warehousing inventories; picking, packaging and preparing customers’ orders for shipment; credit card fees; and responding to inquiries from customers.
  Fulfillment costs amounted to approximately 14% of net sales, down from 17% of net sales; excluding net sales from our Services segment, fulfillment costs were approximately 15%, down from 18%.

Stock-Based Compensation

  Stock-based compensation comprises the portion of acquisition-related consideration conditioned on the continued tenure of key employees of certain of our acquired businesses, which must be classified as compensation expense rather than as a component of purchase price under accounting principles generally accepted in the United States. Stock-based compensation also includes stock-based charges such as option-related deferred compensation recorded at our initial public offering, as well as certain other compensation and severance arrangements.
  During the first quarter of 2001, we offered a limited non-compulsory exchange of employee stock options. This option exchange offer results in variable accounting treatment for approximately 15 million stock options, which includes approximately 12 million options granted under the exchange offer with an exercise price of $13.375, and options that were subject to the exchange offer but were not exchanged. Variable accounting treatment will result in unpredictable charges, recorded to “Stock-based compensation,” dependent on fluctuations in quoted prices for our common stock. As the quoted price of our common stock at March 31, 2001, did not exceed the exercise price of any option subject to variable accounting treatment, no compensation expense was recorded in the first quarter of 2001.

Impairment-Related and Other

  We began implementation of our operational restructuring plan to reduce our operating costs, streamline our organizational structure and consolidate certain of our fulfillment and customer service operations. As a result of this initiative, we recorded restructuring and other charges of $114 million during the first quarter, and anticipate additional charges of over $50 million during the second quarter of 2001. This initiative involves the reduction of employee staff by approximately 1,300 positions throughout the Company in managerial, professional, clerical, technical and fulfillment roles; consolidation of our Seattle corporate office locations; closure of our McDonough, Georgia, fulfillment center; seasonal operation of our Seattle fulfillment center; closure of our customer service centers in Seattle and The Hague, Netherlands; and migration of a large portion of our technology infrastructure to a Linux-based operating platform, which entails ongoing lease obligations for equipment no longer utilized. We anticipate that each component of the restructuring plan will be substantially complete by June 30, 2001.
  Costs that relate to ongoing operations are not part of restructuring and other charges. All inventory adjustments that may result from the closure or seasonal operation of our fulfillment centers are classified in “Cost of goods sold” on the consolidated statements of operations. As of March 31, 2001, there have been no significant inventory write-downs resulting from the restructuring, and none are anticipated.
  For the quarter ended March 31, 2001, the charges associated with our restructuring were as follows (in thousands):
Asset impairments
$58,748
Continuing lease obligations	34,292
Termination benefits	15,088
Broker commissions, professional fees and other
miscellaneous restructuring costs	6,132

$114,260

  Asset impairments primarily relate to the closure of the McDonough, Georgia, fulfillment center, the write-off of leasehold improvements in vacated corporate office space, and the other-than-temporary decline in the fair value of assets in the Seattle fulfillment center. For assets to be disposed, we estimated the fair value based on expected salvage value less costs to sell. For assets held for continued use, the decline in fair value was measured using discounted estimates of future cash flows. We are actively seeking third-party buyers for the assets held for disposal.
  Continuing lease obligations primarily relate to heavy equipment previously used in the McDonough, Georgia, fulfillment center, vacated corporate office space, technology hardware removed from service as part of the migration to a Linux-based operating platform, and unutilized overcapacity at our backup data center. Where possible, we are actively seeking third parties to sublease abandoned equipment and facilities. Amounts expensed represent estimates of undiscounted future cash outflows, offset by anticipated third-party subleases.
  Termination benefits comprise severance-related payments for all employees to be terminated in connection with the operational restructuring, as well as the contribution of common stock to a trust for the benefit of terminated employees. Termination benefits do not include any amounts for employment-related services prior to termination. Other restructuring costs include professional fees, decommissioning costs of vacated facilities, broker commissions and other miscellaneous expenses directly attributable to the restructuring.
  First quarter 2001 cash payments resulting from the restructuring were $10 million.
  We anticipate the restructuring charges, including over $50 million of charges expected to be recorded during the three months ending June 30, 2001, will result in the following net cash outflows (in thousands):

		Termination
	Leases	Benefits	Other	Total

Year Ending December 31,
2001	$33,728	$12,160	$9,186	$55,074
2002	30,258	78	1,024	31,360
2003	4,078	—	2	4,080
2004	1,514	—	1	1,515
2005	1,474	—	—	1,474
Thereafter	6,007	—	—	6,007

Total estimated cash outflows	$77,059	$12,238	$10,213	$99,510

Net Interest Expense and Other

  Other gains and losses primarily relate to miscellaneous taxes and foreign currency transaction losses.
Non-Cash Gains and Losses
  Non-cash gains and losses includes a gain of $22 million associated with the termination of our services contract with Kozmo.com, and a gain of $46 million on the remeasurement of our Euro-denominated debt due to fluctuations in currency exchange rates. These gains were offset by non-cash impairment losses of $36 million relating to other-than-temporary declines in the fair value of Webvan Group, Inc., Sotheby’s Holdings, Inc., WeddingChannel.com and drugstore.com, inc. Other non-cash gains recorded during the first quarter of 2001 were primarily related to the acquisitions of certain investees by unrelated third parties, and the recording to fair value of our warrant investments consistent with SFAS 133.
  In connection with the termination of our commercial agreement with Kozmo.com in February 2001, we recorded a non-cash gain of $22 million, representing the amount of unearned revenue associated with the contract. Since services had not yet been performed under the contract, no amounts associated with this commercial agreement were recognized in “Net sales” during any period. Furthermore, during 1999, we made a cash investment of $60 million to acquire preferred stock of Kozmo.com and accounted for our investment under the equity method of accounting. Pursuant to the equity method of accounting, we recorded our share of Kozmo.com losses, which, during 2000, reduced the basis in our investment to zero. Accordingly, at the time Kozmo.com announced its intentions to cease operations in April 2001, we did not have any further loss exposure relating to our investment. We do not expect to recover any portion of our investment in Kozmo.com.

Equity in Losses of Equity-Method Investees

  Equity in losses of equity-method investees represents our share of losses of companies in which we have investments that give us the ability to exercise significant influence, but not control, over an investee. Equity-method losses reduce our underlying investment balances until the recorded basis is reduced to zero.

Loss Per Share
  The effect of stock options is antidilutive and, accordingly, is excluded from diluted loss per share. If the effect of stock options was included, the number of shares used in computation of diluted loss per share would have been approximately 374 million, compared to 357 million shares used in computation of basic and diluted loss per share for the three months ended March 31, 2001.

Financial Condition

Cash and Marketable Securities

  Cash and marketable securities are impacted by the effect of quarterly fluctuations in foreign currency exchange rates, particularly the Euro.
  Our marketable securities, by major security type, as of March 31, 2001, were as follows (at fair value; in thousands):
Corporate notes and bonds
$15,548
Asset-backed and agency securities
37,729
Treasury notes and bonds
120,862
Equity securities
21,890

$196,029

Accounts Payable

  Ending accounts payable days were approximately 45 days, a decrease of approximately 7 days, primarily attributable to our changing mix of business.

Certain Definitions and Other

  In January 2001, the Company reorganized its segment reporting to include four segments: U.S. Books, Music and DVD/Video; U.S. Electronics, Tools and Kitchen; International; and Services. Allocation methodologies are consistent with past presentations, and prior period amounts have been reclassified to conform with current period presentation.
  The U.S. Books, Music and DVD/Video segment includes revenues, direct costs and cost allocations associated with retail sales from www.amazon.com for books, music and DVD/video products, and includes amounts earned on sales of similar products sold through Amazon Marketplace.
  The U.S. Electronics, Tools and Kitchen segment includes revenues, direct costs and cost allocations associated with www.amazon.com retail sales of Electronics (consumer electronics, camera and photo items, software, computer and video games, and wireless products), Tools (tools and hardware) and Kitchen (kitchen and housewares products and outdoor living items) products, toys sold other than through our Toysrus.com strategic alliance, and new initiatives, and includes amounts earned on sales of similar products sold through Amazon Marketplace.
  U.S. Retail represents the combination of the U.S. Books, Music and DVD/Video segment and the U.S. Electronics, Tools and Kitchen segment.
  The International segment includes all revenues, direct costs and cost allocations associated with the retail sales of the Company’s four internationally focused sites: www.amazon.de, www.amazon.fr, www.amazon.co.jp and www.amazon.co.uk.
  The Services segment includes revenues, direct costs and cost allocations associated with the Company’s business-to-business strategic relationships, including our strategic alliance with Toysrus.com, and miscellaneous advertising revenues, as well as amounts from Amazon Auctions, zShops and Payments.
  Trailing twelve-month sales per active customer figures include all amounts earned through Internet sales, including revenue earned from our strategic relationships with selected companies, but exclude catalog sales and sales of inventory to Toysrus.com.

  Customer accounts exclude the customers of selected companies with whom we have strategic relationships and customers of Amazon.com’s catalog businesses, but include customers shared with Toysrus.com and customers of Amazon Auctions, zShops and Marketplace services.